

Mail Stop 4628

December 15, 2015

<u>Via E-mail</u>
Charles E. Drimal
Chief Executive Officer
PrimeEnergy Corporation
9821 Katy Freeway
Houston, Texas 77024

> **Re:** **PrimeEnergy Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed March 18, 2015**
> **File No. 0-07406**

Dear Mr. Drimal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2014</u>

<u>Properties, page 23</u>

<u>Oil and Gas Production, page 24</u>

1. We see that you disclose Natural Gas Liquids (NGL) proved reserves on page 26, but omit the annual NGL production volumes and the NGL sales prices. Please expand your disclosures to comply with Item 1204 of Regulation S-K which requires that you disclose annual production volumes and average sales prices by final product sold or explain to us the reasons you believe this would not apply to you.

Reserves, page 26

2.   You disclose that you developed 623 MBOE of proved undeveloped (PUD) reserves during 2014, which is about 4% of the PUD reserves (16,068 MBOE) that you report at year-end 2013, and it appears that you converted 913 MBOE (or 8%) of the PUD reserves (10,886 MBOE) that you report at year-end 2012. Given these figures and your disclosure on page 26, indicating that none of your PUD reserves are scheduled for development beyond five years of the date of first booking, we would like to understand some details of your development plans. Please describe the drilling schedule you had established to complete the development of your year-end 2014 booked PUD reserves, specifying the locations and quantities scheduled for each year, and for those scheduled to be drilled in 2015, identify the PUD locations/reserves that were actually drilled.

3.   We understand from your disclosures that for the last three years, PUD reserves developed and the associated development capital costs are 2,985 MBOE and $102.8 million (2012 - 1,449 MBOE and $42.3 million; 2013 – 913 MMBOE and $25.9 million; 2014 – 623 MBOE and $34.6 million). These figures appear to reflect an average unit development cost of about $34/BOE. However, the unit development cost implicit in your year-end 2014 standardized measure (on page F-23) appears to be about $15/BOE. As these projected unit costs should ordinarily reflect values you or others have incurred in analogous projects and situations, please explain to us the reasons for the difference and nature of support for the lower costs. Please also tell us the extent to which your PUD reserves would be economic with development costs equal to the actual unit costs noted from your disclosures above.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ron Winfrey at (202) 551-3704 if you have questions regarding the engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources